PROXY RESULTS


Stockholders of Seligman Quality Municipal Fund, Inc. voted on the following proposals at the Annual Meeting of Stockholders on May 21, 1998, in St. Louis, MO. The description of each proposal and number of shares voted are as follows:

ELECTION OF DIRECTORS:
                                   FOR              WITHHELD
                              -------------      --------------
   Alice S. Ilchman             4,362,912             22,448
   Frank A. McPherson           4,362,912             22,448
   Richard R. Schmaltz          4,362,912             22,448
   Brian T. Zino                4,362,912             22,448

RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR FISCAL 1998:

                           FOR               AGAINST              ABSTAIN
                      -------------      --------------      -----------------
                        4,353,314              3,920               28,126